UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Super Group (SGHC) Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G8588X103

(CUSIP Number)

Alexander McNee

2nd Floor, St. Mary’s Court

20 Hill Street

Douglas

Isle of Man IM1 1EU

+44 1624 692930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8588X103
1.	Names of Reporting Persons Knutsson Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 236,706,749 shares
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 236,706,749 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,706,749 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13D is filed by Knutsson Limited (“Knutsson”), Alea Holdings Limited (“Alea”), Alea Trust (the “Trust”), Ridgeway Associates Limited (“Ridgeway”) and Boston Limited (“Boston” and, with Knutsson, Alea, Trust and Ridgeway, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based on 490,197,468 Ordinary Shares outstanding as of November 9, 2022, as disclosed in the Registration Statement on Form F-4 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 10, 2022.

CUSIP No. G8588X103
1.	Names of Reporting Persons Alea Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 236,706,749 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 236,706,749 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,706,749 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Shares are directly held by Knutsson, Alea is the sole shareholder of Knutsson, the Trust is the sole shareholder of Alea, Ridgeway is the trustee of the Trust and Boston is the sole shareholder of Ridgeway. Each of Alea, the Trust, Ridgeway and Boston shares voting and investment authority over the shares held by Knutsson.
(3)	This percentage is calculated based on 490,197,468 Ordinary Shares outstanding as of November 9, 2022, as disclosed in the Registration Statement on Form F-4 filed by the Issuer with the SEC on November 10, 2022.

CUSIP No. G8588X103
1.	Names of Reporting Persons Alea Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 236,706,749 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 236,706,749 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,706,749 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Shares are directly held by Knutsson, Alea is the sole shareholder of Knutsson, the Trust is the sole shareholder of Alea, Ridgeway is the trustee of the Trust and Boston is the sole shareholder of Ridgeway. Each of Alea, the Trust, Ridgeway and Boston shares voting and investment authority over the shares held by Knutsson.
(3)	This percentage is calculated based on 490,197,468 Ordinary Shares outstanding as of November 9, 2022, as disclosed in the Registration Statement on Form F-4 filed by the Issuer with the SEC on November 10, 2022.

CUSIP No. G8588X103
1.	Names of Reporting Persons Ridgeway Associates Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 236,706,749 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 236,706,749 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,706,749 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Shares are directly held by Knutsson, Alea is the sole shareholder of Knutsson, the Trust is the sole shareholder of Alea, Ridgeway is the trustee of the Trust and Boston is the sole shareholder of Ridgeway. Each of Alea, the Trust, Ridgeway and Boston shares voting and investment authority over the shares held by Knutsson.
(3)	This percentage is calculated based on 490,197,468 Ordinary Shares outstanding as of November 9, 2022, as disclosed in the Registration Statement on Form F-4 filed by the Issuer with the SEC on November 10, 2022.

CUSIP No. G8588X103
1.	Names of Reporting Persons Boston Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 236,706,749 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 236,706,749 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,706,749 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Shares are directly held by Knutsson, Alea is the sole shareholder of Knutsson, the Trust is the sole shareholder of Alea, Ridgeway is the trustee of the Trust and Boston is the sole shareholder of Ridgeway. Each of Alea, the Trust, Ridgeway and Boston shares voting and investment authority over the shares held by Knutsson.
(3)	This percentage is calculated based on 490,197,468 Ordinary Shares outstanding as of November 9, 2022, as disclosed in the Registration Statement on Form F-4 filed by the Issuer with the SEC on November 10, 2022.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates are the ordinary shares, no par value (“Ordinary Shares”) of Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey, (the “Issuer” and also “SuperGroup”). The address of the principal executive offices of the Issuer is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Knutsson Limited (“Knutsson”), Alea Holdings Limited (“Alea”), Alea Trust (“Trust”), Ridgeway Associates Limited (“Ridgeway”) and Boston Limited (“Boston” and, with Knutsson, Alea, Trust and Ridgeway, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 2nd Floor, St. Mary’s Court, 20 Hill Street, Douglas, Isle of Man IM1 1EU.

(c)	The principal business of each of Knutsson, Alea and Trust is to serve as a holding company/trust. Ridgeway serves as a trustee company and Boston is a licensed and regulated corporate and trust service provider.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Knutsson, Alea, Trust, Ridgeway and Boston was organized in the Isle of Man.

Item 3.	Source and Amount of Funds or Other Consideration

From July 2020 to June 2021, the Reporting Persons acquired ordinary shares of SGHC Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (after the Closing (as defined below), “Legacy SuperGroup”) in a series of transactions. Certain of the shares were acquired as founders shares of Legacy SuperGroup for nominal value, with additional shares received in consideration for the sale of interests in three operating companies to Legacy SuperGroup and in consideration for the novation of certain indebtedness owed by Legacy SuperGroup.

On January 27, 2022, pursuant to that certain Business Combination Agreement, dated as of April 23, 2021, (the “Business Combination Agreement”) by and among Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), Legacy SuperGroup, the Issuer, Super Group (SGHC) Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), and Sports Entertainment Acquisition Holdings LLC, a Delaware limited liability company (“Sponsor”), Legacy SuperGroup underwent a pre-closing reorganization (the “Reorganization”) during which all issued ordinary shares of Legacy SuperGroup were exchanged for newly issued Ordinary Shares of the Issuer at an agreed upon ratio. Subsequent to the Reorganization, Merger Sub merged with and into SEAC, with SEAC surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Closing”), each issued and outstanding share of SEAC Class A common stock, was converted into the right to receive one Ordinary Share of the Issuer and each issued and outstanding SEAC warrant to purchase a share of SEAC Class A common stock become exercisable for one Ordinary Share of the Issuer.

As a result of the foregoing, the ordinary shares of Legacy SuperGroup beneficially held by the Reporting Persons were converted into an aggregate of 236,706,749 Ordinary Shares of the Issuer. In addition, pursuant to the terms of the Business Combination Agreement, Knutsson is eligible to receive additional Ordinary Shares of the Issuer pursuant to certain earn-out rights, as described in more detail in Item 6 below.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Ordinary Shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Ordinary Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Ordinary Shares beneficially owned by them (or any Ordinary Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Ordinary Shares during the last 60 days.

(d)	Martin Paul Moshal is the beneficiary of the Trust and has the right to receive dividends, or any proceeds from the sale of the Ordinary Shares beneficially owned by the Trust.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

In connection with the Closing, Legacy SuperGroup, the Issuer, SEAC, the Sponsor, certain equity holders of SEAC prior to the Closing (together with the Sponsor, the “SEAC Holders”) and certain equity holders of Legacy SuperGroup prior to the Closing (the “SuperGroup Holders,” together with the SEAC Holders, the “Registration Rights Holders”) entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Issuer agreed to use its reasonable best efforts to file with the SEC (at the Issuer’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”) within sixty (60) days after the Closing, and to use reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. The Resale Registration Statement was initially filed with the SEC on March 23, 2022 and the Resale Registration Statement, as amended, was declared effective by the SEC on July 14, 2022.

Up to twice in any 12-month period, certain of the Registration Rights Holders, including Knutsson, may request to sell all or any portion of their Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement) in an underwritten offering so long as the total offering price is reasonably expected to exceed $50.0 million.

The Registration Rights Agreement also provides for customary “piggyback” registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

The description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit C hereto and is incorporated herein by reference.

Lock-Up Agreement

In connection with entering into the Business Combination Agreement, Knutsson and certain other equity holders of Legacy Super Group entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which the shareholders party to these agreements, including Knutsson, were contractually restricted from selling, transferring, or publicly announcing any intention to sell or transfer any Ordinary Shares without the prior written consent of the Issuer’s Board of Directors, subject to certain exceptions. Such lockup restrictions began on the Closing and expired on July 27, 2022.

The description of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the full text of the Form of Lock-up Agreement, which is filed as Exhibit D hereto and is incorporated herein by reference.

Earnout Shares

In accordance with the terms of the Business Combination Agreement, up to 50,969,088 Ordinary Shares will be issued at a future date should the ordinary shares achieve certain tiered trading price thresholds during the five year period immediately following the date of the Closing (the “Earnout Shares”). Knutsson has the contingent right to receive up to 26,300,749 Earnout Shares. Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire any Earnout Shares.

The description of the earnout rights is not complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is filed as Exhibit B hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Business Combination Agreement (incorporated by reference to Annex A to the Proxy Statement on Form 424(b)(3), filed with the SEC on January 13, 2022).

C.	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit C to the Business Combination Agreement to Annex A to the Proxy Statement on Form 424(b)(3), filed with the SEC on July 13, 2022).

D.	Form of Lock-Up Agreement (incorporated by reference to Exhibit D to the Business Combination Agreement to Annex A to the Proxy Statement on Form 424(b)(3), filed with the SEC on July 13, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2022

Knutsson Limited

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

Alea Holdings Limited

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

Alea Trust

By: Alea Holdings Limited
Its: Trustee

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

Ridgeway Associates Limited

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

Boston Limited

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares of Super Group (SGHC) Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: December 13, 2022

Knutsson Limited

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

Alea Holdings Limited

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

Alea Trust

By: Alea Holdings Limited
Its: Trustee

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

Ridgeway Associates Limited

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director

Boston Limited

By:	/s/ Alexander McNee
	Name:	Alexander McNee
	Title:	Director